Exhibit 4

                            Dissenter's Rights



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607.1301 Dissenters' rights;  definitions.--The  following  definitions apply to
ss. 607.1302 and 607.1320:

(1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to s. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

607.1302  Right of shareholders to dissent.--

(1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

      (a)  Consummation of a plan of merger to which the corporation is a party:

        1.  If the shareholder is entitled to vote on the merger, or

        2. If the corporation is a subsidiary that is merged with its parent under s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s. 607.1104;

          (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to s. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;
          (c) As provided in s. 607.0902(11), the approval of a control-share acquisition;
          (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

          (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder's preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation; or

     (f)  Any   corporate   action   taken,   to  the  extent  the  articles  of
          incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

     (2)  A shareholder  dissenting  from any  amendment  specified in paragraph
          (1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

     (3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

     (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

     (5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.


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